SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 26, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 26, 2007 regarding “Ericsson reports robust start of the year”.

First quarter report 2007 April 26, 2007

Ericsson reports robust start of the year

•	Net sales SEK 42.2 (39.1) b., up 8% year-over-year, excluding divested operations
•	Operating income SEK 8.2 (6.6) b., up 23% year-over-year
•	Operating margin 19.3% (16.7%)
•	Net income SEK 5.8 (4.6) b., up 27% year-over-year
•	Earnings per share SEK 0.37 (0.29), up 28% year-over-year

CEO COMMENTS

“We have concluded another quarter with solid performance and market share gains in a stable growth environment,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales growth in the quarter was primarily driven by Western Europe, and large turnkey projects in Central and Eastern Europe, Middle East, Africa and Asia Pacific. Our capability in managing such projects around the world is a competitive advantage. Margins remain stable, due to the benefits of scale and technology leadership. Our commitment to operational excellence continues and operating expenses grew less than 3 percent versus a sales growth of 8 percent.

Fixed and mobile data traffic accelerates and we have seen a doubling of traffic in mobile broadband networks over the last six months. User generated content is becoming a main traffic driver, with YouTube as a current example of a popular, capacity demanding, service. As a consequence, transmission is quickly becoming a bottleneck in many networks. Mobile broadband deployments accelerate with new 3G licenses in many regions, including India, Eastern Europe, Middle East and Latin America. In parallel, demand for GSM remains solid, driven by expansions in China, India, and many other high-growth markets.

During the quarter, we completed the acquisitions of Redback and Entrisphere and announced, and got acceptance for, a public offer to acquire Tandberg Television. Through these moves we strengthen our position in fiber-to-the-home and IPTV. In combination with Marconi and our in-house capabilities, the prerequisites for leadership in next-generation IP networks are now in place.

We are uniquely positioned to benefit from current market conditions. The year has started well, including encouraging growth in multimedia and professional services. Vodafone has awarded us the industry’s first European-wide contract for spare parts management. With this move, Vodafone has taken a new, exciting, trend-setting approach with considerable cost savings,” concluded Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	First quarter			Fourth quarter
SEK b.	2007	2006	Change	2006	Change
Net sales, excl. divested operations	42.2	39.1	8%	54.2	-22%
Net sales	42.2	39.6	7%	54.2	-22%
Gross margin (%)	43.0	43.5	—	42.2	—
EBITDA (%)	23.8	21.8	—	26.3	—
Operating income	8.2	6.6	23%	12.2	-33%
Operating margin (%)	19.3	16.7	—	22.5	—
Operating margin ex Sony Ericsson (%)	15.5	14.9	—	18.4	—
Income after financial items	8.3	6.7	24%	12.2	-32%
Net income	5.8	4.6	27%	9.7	-40%
Cash flow from operations	4.6	2.4	—	11.0	—
EPS, SEK	0.37	0.29	28%	0.61	-35%
Cash EPS, SEK1)	0.40	0.32	—	0.65	—

1)	EPS excluding amortization of intangible assets.

The year-over-year sales increase reflects good performance across all business segments despite the comparison with a strong first quarter 2006 and a considerably weaker USD.

Gross margin was stable sequentially. Operating expenses increased by less than half the rate of the sales growth. The increased operating margin year-over-year, excluding Sony Ericsson, is due to continuous operational excellence activities, including positive effects from the Marconi integration. Operating margin decreased sequentially due to seasonally lower sales. The growing earnings in Sony Ericsson contributed significantly to the improved result.

The majority of our sales growth over the last four years has increasingly been driven by large turnkey projects. This leads to growing working capital with obvious cash flow effects but builds a platform for future growth. In this field, our capabilities represent a clear competitive advantage and therefore support our margins.

Cash flow from operating activities was SEK 4.6 (2.4) b. in the quarter. Cash flow was positively impacted by an advance payment equivalent to the dividend from Sony Ericsson of SEK 3.5 b. In 2006 the dividend was paid in the first quarter and amounted SEK 1.2 b. Cash flow from investing activities was SEK -9.2 b., largely driven by the acquisition of Redback, Entrisphere and certain shares in Tandberg Television.

Balance sheet and other performance indicators

	Three months		Full year 2006
SEK b.	2007	2006
Net cash	29.1	33.7	40.7
Interest-bearing provisions and liabilities	22.6	32.7	21.6
Days sales outstanding	107	100	85
Inventory	24.1	23.5	21.5
Of which work in progress	14.9	14.4	14.2
Inventory turnover	4.2	4.2	5.2
Customer financing, net	3.8	3.2	3.7
Return on capital employed (%)	23.8	20.9	27.4
Equity ratio (%)	56.6	50.2	56.2

Deferred tax assets increased in the quarter by SEK 0.6 b. to SEK 14.1 (13.6) b. due to acquired deferred tax assets, mainly in Redback.

Working capital increased by SEK 4.7 b. in the quarter. This increase reflects the continued growth of large turnkey projects in Asia Pacific and Central and Eastern Europe, Middle East and Africa. Days sales outstanding amounted to 107 days.

During the quarter, approximately SEK 2.5 b. of provisions was utilized to cover costs incurred of which the majority was related to previously announced restructuring programs and ongoing product warranties. New net provisions of SEK 0.8 b. have been made in the quarter for planned future costs.

SEGMENT RESULTS

From January 1, 2007, Ericsson has implemented a more customer-oriented organization. As a result, the financial reporting has been adapted and the first quarter 2007 interim report will include the business segments Networks, Professional Services and Multimedia. Sony Ericsson will be reported as before, but with a higher level of disclosure.

Previously, Ericsson has reported sales of fixed networks, mobile networks and professional services. Sales of mobile systems include the mobile parts of Networks, network rollout, with its related parts of systems integration, and the mobile part of Multimedia. Although the reporting structure is changed to partly new dimensions, mobile systems will at least during 2007, be continued to be reported for comparability and it will remain the basis for our market outlook. Growth for mobile systems in the first quarter amounted to 6% year-over-year.

Further details of the changes are included in the section “Financial statements and additional information”.

	First quarter
Sales, SEK b.	20071)	20062)	Change
Networks	29.3	28.0	5%
Of which network rollout	3.8	3.9	-4%
Operating margin (%)	17%	17%	—
Professional Services	9.5	8.3	15%
Of which managed services	2.6	2.3	11%
Operating margin (%)	15%	15%	—
Multimedia	3.4	2.8	19%
Operating margin (%)	8%	3%	—

Total sales	42.2	39.1	8%
Of which mobile systems	28.4	26.7	6%

1)	Acquired companies are included from date of acquisition.
2)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave Systems.

Networks

The 5% year-over-year sales increase in Networks was driven by growth in both fixed and mobile networks. The sales decline in North America due to the Cingular rollout peak in first quarter of 2006 is overshadowing the underlying growth in other parts of the world. Outside North America, growth amounted to 14% year-over-year. Operating margin was stable year-over-year.

The good demand for GSM continues. Growth is primarily driven by new network deployments and capacity expansions in high-growth markets. New features are still being added, for example super EDGE with 1 Mbps downlink. 3G/HSPA rollouts continue and new licenses have been or will be issued in several regions, also in developing countries. Sales of fixed networks grew slightly, excluding acquired sales, with increased sales of transmission products more than offsetting a decline of traditional circuit-switching equipment.

Operator focus on next-generation IP networks is reflected in the strong demand for Redback’s intelligent router program. Demand for transmission is growing, and in parallel, the quickly growing data traffic is starting to create bottlenecks in many networks.

Redback is included as of February 1, and added, together with the acquired Entrisphere, sales of approximately SEK 0.4 b. in the quarter.

Professional Services

The Professional Services business continued to make advancements throughout all areas and sales grew by 15% year-over-year. Growth in local currencies, which better reflects the actual activity level as services business is local, amounted to 20%. Recurring services revenues amount to more than 60%.

Our leading position in managed services is solid. Sales growth amounted to 11%, or 15% in local currencies. The growth rate will vary over time as a result of larger contract awards. Agreements with Orange, Mobistar and Vodafone are examples of recent key business wins. In all current managed services contracts, excluding hosting, Ericsson is managing networks that together serve more than 120 million subscribers worldwide.

Multimedia

The organization is now established and business development is well under way. The segment includes service layer products, revenue management systems, enterprise solutions and mobile platforms as well as the two companies Tandberg Television and Mobeon, presently being acquired.

Growth was strong during the quarter with especially encouraging development in revenue management, primarily prepaid and mediation solutions, and mobile platforms. Operating margin increased year-over-year as a result of the good growth and the effects of restructuring of enterprise solutions operations. As a fairly new business activity, growth and margins may fluctuate over the coming quarters.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	First quarter			Fourth quarter
EUR m.	2007	2006	Change	2006	Change
Number of units shipped (m.)	21.8	13.3	63%	26.0	-16%
Average selling price (EUR)	134	149	—	146	—
Net sales	2,925	1,992	47%	3,782	-23%
Gross margin (%)	30.3	26.3	—	29.0	—
Operating income	346	143	142%	484	-29%
Operating margin (%)	11.8	7.2	—	12.8	—
Net income	254	109	133%	447	-43%

Sony Ericsson continued to build on the success of 2006 with strong growth in Asia Pacific, Latin America and Europe. The company captured market share in these markets through low- and mid-tier products. Gross margin improved both sequentially and year-over-year whereas operating margin declined sequentially due to lower sales. As a result of the expanded portfolio, ASP decreased to EUR 134.

A number of new products were announced during the quarter, of which many already are shipping and have been well received. During the quarter, two new Cybershot phones, four new Walkman models and the first HSPA handset, aimed primarily at the North American market, were announced.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 1.6 (0.7) b. in the quarter.

REGIONAL OVERVIEW

	First quarter			Fourth quarter
Sales, SEK b.	2007	2006	Change	2006	Change
Western Europe	12.5	11.5	9%	17.2	-27%
Central and Eastern Europe, Middle East and Africa	11.4	10.5	9%	15.2	-25%
Asia Pacific	11.8	8.7	36%	13.1	-9%
Latin America	3.3	3.7	-9%	4.8	-31%
North America	3.1	5.3	-41%	4.0	-22%

Western Europe showed better than expected growth, driven by increased voice traffic and accelerating data traffic in the mobile broadband networks. This has resulted in growing transmission sales as well as growing mobile infrastructure investments by operators, especially in Southern Europe. The strong focus on services remains. On the multimedia side, TV contracts were signed with Telefónica and Vodafone Iceland.

In Central and Eastern Europe, Middle East and Africa, sales were driven by continued good demand for GSM as well as increased deployments of mobile broadband. The business activity was high in Africa, particularly in Sub Sahara. Sales in the Middle East were slower during the quarter but business activity remains high, including a third mobile license awarded to MTC in Saudi Arabia. Russia was also somewhat slower, however, preparations for 3G licenses are being made.

Asia Pacific’s strong sales growth year-over-year was primarily driven by the expected increase in GSM demand in China. After the end of the quarter, the BSNL court case in India has been withdrawn and contracts should be awarded shortly. In parallel, the other large operators in India are planning major expansion projects. The activity level is high also in countries such as Bangladesh, Indonesia and Thailand, and in Japan sales almost doubled as a result of mobile broadband rollouts and increased operator competition.

Latin America is showing signs of recovery after last year’s slowdown in operator investments, primarily in Mexico and Brazil. The strong subscriber growth continues and builds up the need for further expansions. GSM is being deployed in several new markets like El Salvador, Guyana and Peru, and in parallel many operators are preparing for commercial 3G deployments.

In North America, there is a strong operator focus on triple play and fixed and mobile broadband. This will lead to accelerating investments over time and Ericsson has strengthened its presence in the US market through the recent acquisitions. Sales were down compared to the strong first quarter in 2006 when the Cingular rollout peaked.

MARKET DEVELOPMENT

Growth rates based on Ericsson and market estimates.

Fixed and mobile traffic is expected to continue to accelerate over the coming years due to increased coverage and usage as well as new multimedia services. As a consequence, operator investments in infrastructure equipment over the long-term should continue to grow along historical trends of mid-to high-single digits.

Infrastructure investments have always varied over time and between regions depending on technology and regulatory developments, as well as license awards and new technology deployments. There is also a growing replacement market driven by the benefits from improved operating expenses, such as lowered power consumption with newer equipment.

Data traffic in the world’s mobile networks is accelerating and expected to exceed voice traffic in the next three to four years. We estimate that mobile data traffic tripled in 2006. In addition, the introduction of HSPA has generated a step up in network traffic volumes and the packet data traffic has doubled in the last six months in the 3G/HSPA markets we monitor.

Net additions of mobile subscriptions amounted to 136 million in the quarter. The total number of subscriptions now amount to 2.88 billion, of which 2.43 billion are GSM/WCDMA. The number of WCDMA subscriptions grew some 13 million to 113 million.

The fixed broadband market also showed strong development during the quarter. During 2006, fixed broadband connections grew 69 million to a total of 280 million.

Growth within the mobile systems market for 2006 is estimated to have been mid-single digits. Growth was driven by a combination of initial network rollouts and expansions in high-growth markets as well as 3G deployments in more mature markets.

Growth within the fixed infrastructure market for 2006 is estimated to have been mid-single digits. Growth accelerated but varied between different parts of the network, where IP broadband related products showed particularly strong development.

The telecom services market for 2006 is estimated to have continued to show good growth. Increasingly complex networks with new multimedia services drove demand for professional services. An increasing interest in managed services could enhance market growth.

It is estimated that growth within the emerging multimedia market for 2006 accelerated but with large variations between different market segments.

MARKET OUTLOOK FOR MOBILE INFRASTRUCTURE AND SERVICES

All estimates are measured in USD and refer to market growth compared to previous year.

For 2007 we believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, will continue to show mid-single digit growth.

The addressable market for professional services is expected to show good growth in 2007.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

PARENT COMPANY INFORMATION

Net sales for the first quarter amounted to SEK 0.7 (0.6) b. and income after financial items was SEK 4.0 (2.6) b. Patent license revenues have been included in net sales from 2007, and 2006 results have been restated accordingly.

Major changes in the Parent Company’s financial position for the first quarter include increased investments in subsidiaries of SEK 14.6 b. and decreased cash and bank and short-term investments of SEK 10.8 b. These changes are mostly attributable to the Redback and Entrisphere acquisitions. Current and non-current liabilities to subsidiaries decreased by SEK 5.7 b. At the end of the quarter, cash and bank and short-term investments amounted to SEK 43.2 (54.0) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 4,375,087 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2007 was 246,638,805 Class B shares.

OTHER INFORMATION

Acquisition of Redback Networks

On January 25, 2007, Ericsson announced the finalization of the acquisition of Redback Networks. The acquisition has had a SEK 13.3 b. effect on cash flow during the quarter.

Acquisition of Entrisphere

On February 12, 2007, Ericsson announced its acquisition of Entrisphere, a company providing fiber access technology. The acquisition strengthens Ericsson’s fixed broadband access portfolio and its position in converged networks. Fiber technology is essential for next generation access networks and for High Definition IPTV and other IP-based services with high demand for bandwidth and cost efficiency.

Entrisphere, based in the US, employs about 140 persons.

Acquisition of Mobeon

As announced on March 15, 2007, Ericsson will acquire the business and assets of Mobeon AB, the world’s leader in IP messaging components for mobile and fixed networks. 21% of Mobeon are already owned by Ericsson, which is also the primary partner and regional developer of Mobeon’s CompEdge series of carrier-class messaging products.

Mobeon employs approximately 130 persons in Sweden and the UK. Mobeon will be included in the reporting as of the second quarter, 2007.

Public offer to acquire Tandberg Television

On April 23, 2007 Ericsson announced it has received favorable rulings from the relevant competitive authorities to acquire all outstanding shares in Tandberg Television. All conditions in the terms and conditions set out in the offer document have been met and Ericsson will complete the offer in accordance with the offer document.

Ericsson announced its voluntary public cash offer to acquire Tandberg Television for NOK 106 in cash per share as of February 26, 2007. The aggregate price was approximately SEK 9.8 b. Tandberg Television is a world-leader in video head-end, encoding and compression technology critical to maximize picture quality while minimizing bandwidth in video applications.

Tandberg Television employs approximately 870 people with headquarters in Southampton, UK and Atlanta, US.

Annual General Meeting

The Annual General Meeting decided, as previously announced and in accordance with the proposal from the Board of Directors, on a dividend payment of SEK 0.50 per share for 2006 and with April 16, 2007, as the date of record for dividend. The total dividend payment amounts to SEK 7.9 b.

The Annual General Meeting decided, as previously announced and in accordance with the proposal from the Board of Directors and with previous decisions, that Ericsson should have the right to transfer its own shares on the Stockholm Stock Exchange in order to cover certain payments that occur in relation to the company’s Global Stock Incentive Plan program 2001, the Stock Purchase Plan 2003, the Long Term Incentive plans 2004, 2005 and 2006. The Annual General Meeting voted against the proposed long-term variable compensation plan 2007 and transfer of own stock in connection therewith. The Board of Directors is now working, in close contact with shareholders, on different alternatives for implementing the long-term variable compensation plan 2007.

Stockholm, April 26, 2007

Carl-Henric Svanberg

President and CEO

Date for next report: July 20, 2007

REVIEW REPORT

We have reviewed this report for the period January 1 to March 31, 2007, for Telefonaktiebolaget LM Ericsson (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, April 26, 2007

PricewaterhouseCoopers AB	PricewaterhouseCoopers AB
Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2007/3month07-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), April 26.

An analyst and media conference call will begin at 14.00 (CET).

Live audio webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or

press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations@ericsson.com

Glenn Sapadin,

Investor Relations,

North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Director,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe, Director,

Media Relations

Phone: +46 8 719 9727, +46 730 244 873

E-mail:press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jan - Mar			Jan - Dec 2006
SEK million	2007	2006	Change
Net sales	42,156	39,571	7%	179,821
Cost of sales	-24,034	-22,346		-104,875

Gross margin	18,122	17,225	5%	74,946
Gross margin %	43.0%	43.5%		41.7%

Research and development expenses	-6,453	-6,621	-3%	-27,533
Selling and administrative expenses	-5,322	-4,792	11%	-21,422

Operating expenses	-11,775	-11,413		-48,955

Other operating income	162	115	41%	3,903
Share in earnings of JVs and associated companies	1,642	697	136%	5,934

Operating income	8,151	6,624	23%	35,828
Operating margin %	19.3%	16.7%		19.9%

Financial income	556	522		1,954
Financial expenses	-443	-467		-1,789

Income after financial items	8,264	6,679	24%	35,993

Taxes	-2,415	-2,074		-9,557

Net income	5,849	4,605	27%	26,436

Net income attributable to:
Stockholders of the parent company	5,815	4,575		26,251
Minority interest	34	30		185

Other information
Average number of shares, basic (million)	15,883	15,866		15,871
Earnings per share, basic (SEK) 1)	0.37	0.29		1.65
Earnings per share, diluted (SEK) 1)	0.36	0.29		1.65

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2007	Dec 31 2006
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	4,659	4,995
Goodwill	16,533	6,824
Intellectual property rights	21,050	15,649

Property, plant and equipment	8,178	7,881

Financial assets
Equity in JVs and associated companies	10,957	9,409
Other investments in shares and participations	2,592	721
Customer financing, non-current	896	1,921
Other financial assets, non-current	2,639	2,409
Deferred tax assets	14,135	13,564

	81,639	63,373

Current assets
Inventories	24,070	21,470

Trade receivables	52,399	51,070
Customer financing, current	2,932	1,735
Other current receivables	12,355	15,012

Short-term investments	25,510	32,311
Cash and cash equivalents	26,192	29,969

	143,458	151,567

Total assets	225,097	214,940

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	126,475	120,113
Minority interest in equity of consolidated subsidiaries	829	782

	127,304	120,895

Non-current liabilities
Post-employment benefits	6,877	6,968
Provisions, non-current	684	602
Deferred tax liabilities	2,710	382
Borrowings, non-current	13,352	12,904
Other non-current liabilities	2,690	2,868

	26,313	23,724

Current liabilities
Provisions, current	11,607	13,280
Borrowings, current	2,346	1,680
Trade payables	17,362	18,183
Other current liabilities	40,165	37,178

	71,480	70,321

Total equity and liabilities	225,097	214,940

Of which interest-bearing liabilities and post-employment benefits	22,575	21,552

Net cash	29,127	40,728

Assets pledged as collateral	329	285
Contingent liabilities	1,287	1,392

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan - Mar		Jan - Dec
SEK million	2007	2006	2006
Net income	5,849	4,605	26,436
Adjustments to reconcile net income to cash
- taxes	-289	477	4,282
- undistributed earnings in JVs and associated companies	-1,504	756	-2,971
- depreciation, amortization and impairment losses	1,863	1,997	7,516
- other	-164	-10	-2,767

	5,755	7,825	32,496
Operating net assets
Inventories	-1,787	-2,470	-2,553
Customer financing, current and non-current	-120	1,832	1,186
Trade receivables	200	-1,236	-10,563
Provisions and post-employment benefits	-2,059	-1,913	-3,729
Other operating assets and liabilities, net	2,587	-1,632	1,652

	-1,179	-5,419	-14,007

Cash flow from operating activities	4,576	2,406	18,489

Investing activities
Investments in property, plant and equipment	-768	-700	-3,827
Sales of property, plant and equipment	39	14	185
Acquisitions and divestments of subsidiaries and other operations, net	-15,696	-17,611	-14,992
Product development	-206	-358	-1,353
Other investing activities	-74	191	-1,070
Short-term investments	7,523	-2,838	6,180

Cash flow from investing activities	-9,182	-21,302	-14,877

Cash flow before financing activities	-4,606	-18,896	3,612

Financing activities
Dividends paid	0	-6	-7,343
Other financing activities	572	898	-8,096

Cash flow from financing activities	572	892	-15,439

Effect of exchange rate changes on cash	257	15	58

Net change in cash	-3,777	-17,989	-11,769
Cash and cash equivalents, beginning of period	29,969	41,738	41,738

Cash and cash equivalents, end of period	26,192	23,749	29,969

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan - Mar 2007			Jan - Mar 2006			Jan - Dec 2006
SEK million	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity
Actuarial gains and losses related to pensions including payroll tax	-66	—	-66	157	—	157	440	—	440

Revaluation of other investments in shares and participations:
Fair value measurement reported in equity	8	—	8	1	—	1	-2	1	-1
Transferred to income statement at sale	—	—	—	—	—	—	—	—	—

Cash flow hedges:
Fair value remeasurement of derivatives reported in equity	-977	—	-977	556	—	556	4,100	—	4,100
Transferred to income statement for the period	-212	—	-212	193	—	193	-1,990	—	-1,990
Transferred to balance sheet for the period	—	—	—	99	—	99	99	—	99

Changes in cumulative translation effects due to changes in foreign currency exchange rates	1,299	31	1,330	-14	-5	-19	-3,028	-91	-3,119

Tax on items reported directly in/or transferred from equity	341	—	341	-252	—	-252	-769	—	-769

Total transactions reported in equity	393	31	424	740	-5	735	-1,150	-90	-1,240

Net income	5,815	34	5,849	4,575	30	4,605	26,251	185	26,436

Total income and expenses recognized for the period	6,208	65	6,273	5,315	25	5,340	25,101	95	25,196

Other changes in equity:

Sale of own shares	15	—	15	7	—	7	58	—	58
Stock Purchase and Stock Option Plans	139	—	139	120	—	120	473	—	473
Dividends paid	—	—	—	—	-6	-6	-7,141	-202	-7,343
Stock issue, net	—	—	—	—	15	15	—	70	70
Business combinations	—	-18	-18	—	59	59	—	-31	-31

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2007	2006
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	42,156	54,211	41,271	44,768	39,571
Cost of sales	-24,034	-31,331	-25,506	-25,692	-22,346

Gross margin	18,122	22,880	15,765	19,076	17,225
Gross margin %	43.0%	42.2%	38.2%	42.6%	43.5%
Research and development expenses	-6,453	-7,155	-6,990	-6,767	-6,621
Selling and administrative expenses	-5,322	-6,071	-5,296	-5,263	-4,792

Operating expenses	-11,775	-13,226	-12,286	-12,030	-11,413
Other operating income	162	321	3,252	215	115
Share in earnings of JVs and assoc. companies	1,642	2,210	2,035	992	697

Operating income	8,151	12,185	8,766	8,253	6,624
Operating margin %	19.3%	22.5%	21.2%	18.4%	16.7%
Financial income	556	366	499	567	522
Financial expenses	-443	-396	-397	-529	-467

Income after financial items	8,264	12,155	8,868	8,291	6,679
Taxes	-2,415	-2,352	-2,572	-2,559	-2,074

Net income	5,849	9,803	6,296	5,732	4,605

Net income attributable to:
Stockholders of the parent company	5,815	9,731	6,233	5,712	4,575
Minority interest	34	72	63	20	30

Other information

Average number of shares, basic (million)	15,883	15,877	15,872	15,869	15,866
Earnings per share, basic (SEK)1)	0.37	0.61	0.39	0.36	0.29
Earnings per share, diluted (SEK)1)	0.36	0.61	0.39	0.36	0.29

1)	Based on Net income attributable to stockholders of the parent company

ACCOUNTING POLICIES AND CHANGES IN FINANCIAL REPORTING STRUCTURE

This interim report is prepared in accordance with IAS 34. The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New or amended standards (IAS/IFRS)

IFRS 7, Financial Instruments: Disclosures, is amended effective from January 1, 2007, together with a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures. IFRS 7 introduces new disclosure requirements to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Since the new or amended standards relate to changes in disclosure or presentation, they have not had any impact on the Company’s financial result or position.

New interpretations (IFRIC:s)

None of the new IFRIC:s that shall be applied as from January 1, 2007, have had a significant impact on the Company’s financial result or position. The IFRIC:s applicable as from January 1, 2007, are:

•

IFRIC Interpretation 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency.

•

IFRIC Interpretation 8: Scope of IFRS 2. This interpretation applies to transactions when the identifiable consideration received appears to be less than the fair value of the equity instruments granted.

•	IFRIC Interpretation 9: Reassessment of Embedded Derivatives. This interpretation determines when an entity shall reassess the need for an embedded derivative to be separated.

•

IFRIC Interpretation 10: Interim Financial Reporting and Impairment. As per this interpretation, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

Amendment issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet)

In March 2007, an amendment to URA 43 Accounting for special payroll tax and tax on investment returns was issued. The amendment had no impact on the Company’s financial result or position.

Changes in financial reporting structure

•

Business segments. As previously announced, Ericsson has from January 1, 2007, reorganized its operating structure. From the first quarter report 2007, the company’s financial reporting will be adapted to reflect this new structure. The Company will also take this opportunity to make other modifications to further enhance transparency with additional disclosures.

Ericsson will report the following business segments: Networks, Professional Services and Multimedia. Phones, represented by the share in earnings of Sony Ericsson will be reported as before. However, Sony Ericsson have increased its disclosure as of the first quarter report 2007.

The changed segment reporting is in accordance with the objectives set forth in IAS 14 Segment reporting. The business activities previously reported in Other Operations have been merged into the new segments to better leverage the opportunities provided by internal business combinations.

Business segment Networks includes products for mobile and fixed broadband access, core networks, transmission and next-generation IP-networks. Related network rollout services are also included. In addition, the power modules and cables operations, previously reported under Other Operations, are now included within Networks, as well as the acquired operations of Redback and Entrisphere.

Business segment Professional Services includes all service operations, excluding Network rollout reported under Networks. Services for system integration of IP and core networks previously reported as network rollout are now reclassified as Professional Services. Sales of managed services as a part of the total Professional Services will be disclosed since this represents service revenues of a recurring nature.

Business segment Multimedia includes multimedia systems, previously reported under segment Systems, and enterprise solutions and mobile platforms, previously included in Other Operations. The operations of Tandberg TV and Mobeon will also be included in Multimedia once these acquisitions are concluded.

For each of the business segments, we will report net sales and operating margin quarterly. In addition, sales of mobile systems, including relevant parts of Networks and Multimedia, will continue to be disclosed.

•

Within the consolidated income statement, royalty revenues for intellectual property rights (IPR) related to products will be included as part of Net Sales instead of other operating income. Accordingly, the related costs, previously reported as part of Research and development expenses, will be reported as Cost of Sales or Selling and administrative expenses, depending on the nature of the costs.

•

Research and development expenses. These were prior to 2007 called “Research and development and other technical expenses” but are from 2007 renamed “Research and development expenses”. This change is only related to adoption of IFRS terminology and has not resulted in any changes of amounts.

•

Cash flow statement. Changes within the consolidated statement of cash flows include additional breakdown of adjustments to reconcile net income to cash, operating net assets and investing activities. Cash flow from operations will be disclosed as before. The subtotals “Cash flow from operating investing activities” and “Cash flow before financial investing activities” will no longer be reported.

•

The table “Customer financing risk exposure” will no longer be separately disclosed quarterly due to the decrease in activity compared to prior years. However, significant changes to risk and exposure will be commented within the text of interim reports.

•

Cash Earnings per Share (Cash EPS). This ratio is introduced as from the interim report of the first quarter of 2007. The definition of Cash EPS is EPS, adjusted for the positive effect of excluding amortization of acquired intangible assets.

•	Change in working capital is defined as changes in operating net assets from the cash flow statement.

NET SALES BY SEGMENT BY QUARTER

SEK million Isolated quarters	2007	2006
	Q1	Q4	Q3	Q2	Q1
Networks	29,350	39,035	29,155	31,448	28,056
- Of which Network rollout	3,752	5,558	3,498	3,430	3,924
Professional Services	9,516	10,566	8,722	9,252	8,307
- Of which Managed services	2,592	2,514	2,238	2,414	2,325
Multimedia	3,370	4,548	3,066	3,449	2,831
Unallocated 1)	—	—	372	764	479
Less: Intersegment sales	-80	62	-44	-145	-102

Total	42,156	54,211	41,271	44,768	39,571

1) Including the Defense business

	2007	2006
Sequential change	Q1	Q4	Q3	Q2	Q1 2)
Networks	-25%	34%	-7%	12%	—
- Of which Network rollout	-32%	59%	2%	-13%	—
Professional Services	-10%	21%	-6%	11%	—
- Of which Managed services	3%	12%	-7%	4%	—
Multimedia	-26%	48%	-11%	22%	—
Unallocated 1)	—	-100%	-51%	59%	—
Less: Intersegment sales	-230%	-241%	-70%	42%	—

Total	-22%	31%	-8%	13%	—

1) Including the Defense business 2) 2005 is not restated according to new organization

	2007	2006 2)
Year over year change	Q1	Q4	Q3	Q2	Q1
Networks	5%	—	—	—	—
- Of which Network rollout	-4%	—	—	—	—
Professional Services	15%	—	—	—	—
- Of which Managed services	11%	—	—	—	—
Multimedia	19%	—	—	—	—
Unallocated 1)	-100%	—	—	—	—
Less: Intersegment sales	-21%	—	—	—	—

Total	7%	—	—	—	—

1) Including the Defense business 2) 2005 is not restated according to new organization

	2007	2006
Year to Date	0703	0612	0609	0606	0603
Networks	29,350	127,694	88,659	59,504	28,056
- Of which Network rollout	3,752	16,410	10,852	7,354	3,924
Professional Services	9,516	36,847	26,281	17,559	8,307
- Of which Managed services	2,592	9,491	6,977	4,739	2,325
Multimedia	3,370	13,894	9,346	6,280	2,831
Unallocated 1)	—	1,615	1,615	1,243	479
Less: Intersegment sales	-80	-229	-291	-247	-102

Total	42,156	179,821	125,610	84,339	39,571

1) Including the Defense business

	2007	2006 2)
YTD year over year change	0703	0612	0609	0606	0603
Networks	5%	—	—	—	—
- Of which Network rollout	-4%	—	—	—	—
Professional Services	15%	—	—	—	—
- Of which Managed services	11%	—	—	—	—
Multimedia	19%	—	—	—	—
Unallocated 1)	-100%	—	—	—	—
Less: Intersegment sales	-21%	—	—	—	—

Total	7%	—	—	—	—

1)	Including the Defense business
2)	2005 is not restated according to new organization

OPERATING MARGIN BY SEGMENT BY QUARTER

SEK million

OPERATING MARGIN

	2007	2006
As percentage of net sales	Q1	Q4	Q3 3)	Q2	Q1
Networks	17%	21%	9%	19%	17%
Professional Services	15%	15%	12%	16%	15%
Multimedia	8%	12%	3%	1%	3%
Phones1)	—	—	—	—	—
Unallocated 2)	—	—	—	—	—

Total	19%	22%	21%	18%	17%

	2007	2006
As percentage of net sales	0703	0612	0609 3)	0606	0603
Networks	17%	17%	15%	18%	17%
Professional Services	15%	14%	14%	15%	15%
Multimedia	8%	5%	2%	2%	3%
Phones1)	—	—	—	—	—
Unallocated 2)	—	—	—	—	—

Total	19%	20%	19%	18%	17%

1)       Calculation not applicable

2)       “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses and the Defense business that was divested in 2006

3)       Including restructuring charges of SEK 2.9 b.

NUMBER OF EMPLOYEES

	2007	2006
Year to date	0703	0612	0609	0606	0603
Western Europe 1)	38,050	38,450	38,900	40,600	40,600
Eastern Europe, Middle East & Africa	6,600	6,300	6,050	5,500	5,300
North America	4,900	4,150	4,200	4,300	4,400
Latin America	4,600	4,500	4,200	3,700	3,550
Asia Pacific	11,000	10,400	10,150	9,700	9,400

Total	65,150	63,800	63,500	63,800	63,250

1) Of which Sweden	18,900	19,100	19,400	21,100	21,100

NET SALES BY MARKET AREA BY QUARTER

SEK million Isolated quarters	2007	2006
	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	12,508	17,166	11,675	12,852	11,488
Eastern Europe, Middle East & Africa	11,394	15,225	11,702	12,908	10,466
North America	3,106	3,960	2,895	3,726	5,281
Latin America	3,310	4,803	4,206	3,819	3,652
Asia Pacific	11,838	13,057	10,793	11,463	8,684

Total 2)	42,156	54,211	41,271	44,768	39,571

1) Of which Sweden	1,941	2,287	1,882	2,008	1,632
2) Of which EU *	13,783	18,705	13,040	14,834	12,404

	2007	2006
Sequential change (%)	Q1	Q4	Q3	Q2	Q1 3)
Western Europe 1)	-27%	47%	-9%	12%	—
Eastern Europe, Middle East & Africa	-25%	30%	-9%	23%	—
North America	-22%	37%	-22%	-29%	—
Latin America	-31%	14%	10%	5%	—
Asia Pacific	-9%	21%	-6%	32%	—

Total 2)	-22%	31%	-8%	13%	—

1) Of which Sweden	-15%	22%	-6%	23%	—
2) Of which EU *	-26%	43%	-12%	20%	—
3) 2005 is not restated according to the new organization

	2007	2006 3)
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	9%	—	—	—	—
Eastern Europe, Middle East & Africa	9%	—	—	—	—
North America	-41%	—	—	—	—
Latin America	-9%	—	—	—	—
Asia Pacific	36%	—	—	—	—

Total 2)	7%	—	—	—	—

1) Of which Sweden	19%	—	—	—	—
2) Of which EU *	11%	—	—	—	—
3) 2005 is not restated according to the new organization

	2007	2006
Year to date	0703	0612	0609	0606	0603
Western Europe 1)	12,508	53,181	36,015	24,340	11,488
Eastern Europe, Middle East & Africa	11,394	50,301	35,076	23,374	10,466
North America	3,106	15,862	11,902	9,007	5,281
Latin America	3,310	16,480	11,677	7,471	3,652
Asia Pacific	11,838	43,997	30,940	20,147	8,684

Total 2)	42,156	179,821	125,610	84,339	39,571

1) Of which Sweden	1,941	7,809	5,522	3,640	1,632
2) Of which EU *	13,783	58,983	40,278	27,238	12,404

	2007	2006 3)
YTD year over year change (%)	0703	0612	0609	0606	0603
Western Europe 1)	9%	—	—	—	—
Eastern Europe, Middle East & Africa	9%	—	—	—	—
North America	-41%	—	—	—	—
Latin America	-9%	—	—	—	—
Asia Pacific	36%	—	—	—	—

Total 2)	7%	—	—	—	—

1) Of which Sweden	19%	—	—	—	—
2) Of which EU *	11%	—	—	—	—
3) 2005 is not restated according to the new organization

*) For the purpose of comparison, 2006 has been restated including Bulgaria and Romania which entered into the European Union as from 2007

TOP 10 MARKETS IN SALES

Jan - Mar 2007 Sales	YTD Share of total sales
China	6%
Spain	6%
United Kingdom	6%
United States	5%
Sweden	5%
Italy	4%
Japan	4%
India	4%
Indonesia	4%
Bangladesh	3%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

MSEK Jan - Mar 2007	Networks	Professional Services	Multimedia	Total
Western Europe	7,425	3,662	1,421	12,508
Central and Eastern Europe, Middle East & Africa	8,438	2,078	878	11,394
North America	1,986	932	188	3,106
Latin America	2,203	907	200	3,310
Asia Pacific	9,250	1,905	683	11,838

Total	29,302	9,484	3,370	42,156

Share of Total	70%	22%	8%	100%

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Jan - Mar			Jan - Dec
SEK million	2007		2006	2006
Revenues from Sony Ericsson	1,160		960	3,964
Purchases from Sony Ericsson	51		63	173
Receivables from Sony Ericsson	116		398	479
Liabilities to Sony Ericsson	3,720	1)	183	108
Dividends from Sony Ericsson	—		1,160	1,160

1)	Includes an advanced payment for an amount equivalent to Ericsson’s share of the dividend/redemption

ERICSSON

OTHER INFORMATION

	Jan - Mar		Jan - Dec
SEK million	2007	2006	2006
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132
Of which A-shares (million)	1,309	1,309	1,309
Of which B-shares (million)	14,823	14,823	14,823
Number of treasury shares, end of period (million)	247	264	251
Number of shares outstanding, basic, end of period (million)	15,886	15,868	15,881
Numbers of shares outstanding, diluted, end of period (million)	15,960	15,935	15,953
Average number of treasury shares (million)	250	267	262
Average number of shares outstanding, basic (million)	15,883	15,866	15,871
Average number of shares outstanding, diluted (million) 1)	15,957	15,932	15,943
Earnings per share, basic (SEK)	0.37	0.29	1.65
Earnings per share, diluted (SEK)1)	0.36	0.29	1.65

Ratios
EBITDA, percent	23.8%	21.8%	24.1%
Equity ratio, percent	56.6%	50.2%	56.2%
Capital turnover (times)	1.2	1.1	1.3
Accounts receivable turnover (times)	3.3	3.6	3.9
Inventory turnover (times)	4.2	4.2	5.2
Return on equity, percent	18.9%	17.5%	23.7%
Return on capital employed, percent	23.8%	20.9%	27.4%
Days Sales Outstanding	107	100	85
Payment readiness, end of period	56,380	62,299	67,454
Payment readiness, as percentage of sales	33.4%	39.4%	37.5%

Exchange rates used in the consolidation
SEK / EUR - average rate	9.17	9.38	9.27
- closing rate	9.35	9.42	9.04
SEK / USD - average rate	6.97	7.82	7.38
- closing rate	7.02	7.79	6.85

Other
Additions to property, plant and equipment	768	700	3,827
- Of which in Sweden	234	270	999

Additions to capitalized development expenses	206	358	1,353
Capitalization of development expenses, net	-336	-318	-1,166

Amortization of development expenses	542	676	2,519
Depreciation of property, plant and equipment and amortization of other intangible assets	1,321	1,321	4,997

Total depreciation and amortization	1,863	1,997	7,516

Export sales from Sweden	22,484	24,298	98,694

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2007

Research & Development expenses

We estimate the R&D expense to be around SEK 28 b. for the full year 2007. The estimate includes depreciations and amortizations for intangible assets related to major acquisitions (Redback, Entrisphere) and excludes Tandberg. However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2007 to be about 30%.

Capital Expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2007, remaining at roughly two percent of sales. Reference from annual report page 32.

Utilization of Provisions

The expected utilization of provisions for year 2007 is SEK 8.3 b. Reference from annual report 2006 page 74.

ACQUISITION OF REDBACK INC

As per January 23, 2007, Ericsson purchased all shares in Redback Inc. The acquisition has been accounted for using the purchase method of accounting, as defined in IFRS 3 Business Combinations. As prescribed under this method, Ericsson has allocated the total purchase price to assets acquired and liabilities assumed based on their fair values. The fair values have been determined by applying generally accepted principles and procedures.

The operating income of Redback, amounted to SEK – 12 million for the period February 1 – March 31, 2007, including SEK – 91 m. for amortization of intangible assets. This has been included in the consolidated financial statements for the period January 1 - March 31, 2007. Had the acquisition been made as per January 1, 2007 additional net sales of SEK 57 million would have been recognized and the operating income would have been reduced by SEK 141 million.

Allocation of purchase consideration
SEK b.
Intangible assets subject to amortization

Technology	3.2

Other, mainly customer relationships and trade marks	2.4
Subtotal	5.6

Deferred tax asset	1.1
Goodwill	9.2
Subtotal	10.3

Other assets

Inventory	0.1
Property, plant and equipment	0.2
Other	1.4
Subtotal	1.7

Total assets	17.6

Liabilities

Current	0.7
Deferred tax liability	2.1
Subtotal	2.8

Net assets acquired	14.8

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

The main reasons for that part of the acquisition costs are recognized as goodwill, representing 52% of total assets acquired are that strong future synergies are estimated and also the value of the acquired assembled work force.

Cash flow effects

Total cash purchase consideration	14.3
Less acquired cash and cash equivalents	1.0
Net cash outflow from the acquisition	13.3

Additional payment of SEK 0.5 billion will be paid during a four-year period. The amount is included in the total assets acquired.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 26, 2007